Prospectus Supplement No. 1 (to Prospectus dated June 27, 2007)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-106033

CAMBRIDGE HEART, INC.

25,249,276 Shares of Common Stock

This prospectus supplement relates to the resale by certain selling stockholders of (i) shares of our common stock issued upon the conversion of shares of our Series A Convertible Preferred Stock that we previously issued in a private placement and (ii) shares of our common stock previously issued or currently issuable upon the conversion of shares of Series A Convertible Preferred Stock that we previously issued or are currently issuable upon the exercise of warrants that we previously issued in the private placement.

This prospectus supplement no. 1 supplements information contained in our prospectus dated June 27, 2007 with respect to certain selling stockholders. This prospectus supplement is incorporated by reference into, and should be read in conjunction with, the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement no. 1 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 11, 2007

The following table amends and supplements the information set forth in the prospectus under the caption “Selling Stockholders” with respect to the selling stockholder named below and the shares of common stock beneficially owned by such selling stockholder that may be offered pursuant to the prospectus. This table was prepared based upon information supplied to us by the selling stockholder named in the table.

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares of Common Stock Being Offered		Shares of Common Stock to be Beneficially Owned After Offering
Name of Selling Stockholder(1)	Number		Percentage			Number	Percentage
AFB Fund, LLC	5,257,768	(2)	8.1%	4,970,368	(2)	287,400	7.7%

(1)	The term “selling stockholder” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.
(2)	As described in a Schedule 13D/A filed with the Securities and Exchange Commission on October 15, 2007, Louis Blumberg may be deemed to beneficially own 5,275,768 shares of common stock held by AFB Fund, LLC by virtue of his role as manager of AFB. AFB’s address is c/o Louis Blumberg, 2050 Center Avenue, Fort Lee, New Jersey 07024. Laurence J. Blumberg, who is a member of the AFB Fund, LLC and the son of Louis Blumberg, has been a member of the Board of Directors of the Company since October 2006. From December 2006 until March 2007, Laurence J. Blumberg also served as a consultant to and Vice President of Business Development of the Company. Laurence J. Blumberg has no role in the management of AFB Fund, LLC and does not exercise any voting or investment power with respect to the shares of common stock held by AFB Fund, LLC.